UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: March 16, 2015	By:	Signed:	/s/ Scott Cedergren
		Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

Release: Immediate March 16, 2015

Canadian Pacific Railway Limited renews share repurchase program

Calgary, AB – Canadian Pacific Railway Limited (TSX/NYSE: CP) announces that the Toronto Stock Exchange (TSX) has accepted CP’s notice to implement a normal course issuer bid (NCIB) to purchase, for cancellation, up to 9,140,000 common shares or approximately 6% of CP’s “public float”, as at March 6, 2015. The NCIB is scheduled to commence on March 18, 2015 and is due to terminate no later than March 17, 2016.

Purchases of CP common shares under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative trading platforms by means of open market transactions or by such other means as may be permitted by the TSX and under applicable securities laws, including by private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. The price CP will pay for any common shares will be the market price at the time of purchase or such other price as may be permitted by the TSX. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price.

As of March 6, 2015, CP had 164,225,864 common shares issued and outstanding. Subject to certain exceptions to make block purchases, CP will not acquire through the facilities of the TSX more than 98,850 common shares during a trading day, being 25 percent of the average daily trading volume of CP common shares on the TSX for the six calendar months prior to the date of approval of the bid by the TSX.

The actual number of common shares that will be repurchased under the NCIB, and the timing of any such purchases, will be determined by CP, subject to the limits imposed by the TSX. There cannot be any assurances as to how many common shares, if any, will ultimately be acquired by CP.

CP has completed the purchase of shares under its current share repurchase program, with 12,650,862 shares purchased at a weighted average price of $203.84.

CP believes that the purchase of its shares from time to time is an appropriate and advantageous use of the Corporation’s funds.

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to future sources of capital and future purchases of CP’s common shares. This forward-looking information includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

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Nadeem Velani

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investor@cpr.ca